UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

NOVEN PHARMACEUTICALS, INC.
(Name of Subject Company)

NOVEN PHARMACEUTICALS, INC.
(Name of Person Filing Statement)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

670009109
(Cusip Number of Class of Securities)

Peter Brandt
President and Chief Executive Officer
Noven Pharmaceuticals, Inc.
11960 S.W. 144th Street
Miami, Florida 33186
(305) 253-5099

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of
the person(s) filing statement)

With a copy to:

Richard Hall, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York  10019
(212) 474-1293

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 This Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 13, 2009, amends and supplements Item 4 and Item 8 of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) initially filed with the SEC on July 23, 2009, and amended by Amendment No. 1 thereto on July 28, 2009, Amendment No. 2 thereto on August 10, 2009 and Amendment No. 3 thereto on August 11, 2009, by Noven Pharmaceuticals, Inc. (the “Company”), a Delaware corporation.

The Statement relates to the cash tender offer by Northstar Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Hisamitsu U.S., Inc. (“Holdings”), a Delaware corporation and a wholly owned subsidiary of Hisamitsu Pharmaceutical Co., Inc. (“Parent”), a company organized under the laws of Japan, to purchase all the issued and outstanding common stock of the Company, par value $0.0001 per share, at a price of $16.50 per share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, and otherwise on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 23, 2009, and in the related Letter of Transmittal, copies of which are attached to the Tender Offer Statement on Schedule TO, filed by Purchaser, Holdings and Parent with the SEC on July 23, 2009, and amended by Amendment No. 1 thereto on July 28, 2009 and Amendment No. 2 thereto on July 30, 2009, as exhibits (a)(1)(A) and (a)(1)(B) thereto, respectively.

Capitalized terms used, but not defined, in this Amendment have the meanings ascribed to them in the Statement.

Item 4.     The Solicitation or Recommendation.

Item 4 of the Statement, under the subsection thereof entitled “Background of the Offer and Merger,” is hereby amended and supplemented by adding the following:

The discussions which took place between Noven and Hisamitsu during 2008 and the beginning of 2009 were narrowed to the negotiation of a contract for the manufacture by Noven of Hisamitsu’s fentanyl transdermal patch product for sale in U.S. markets.  The companies engaged in technical discussions and established the feasibility of a site transfer for the manufacture of this product, with a view to enter into a definitive contract in June 2009 and to launch the product after receiving final approval by the FDA.  The parties did not reach agreement on the terms of a contract.

During the period of time between Noven’s first quarter 2009 earnings release on May 7, 2009 to July 6, 2009, the trading price of Noven’s common stock increased by 48% (from $9.85 on May 6, 2009 to $14.57 on July 2, 2009), while the average trading prices in the broader public markets and of potentially comparable companies remained largely unchanged for the same period.  In addition, almost two-thirds of that increase could be attributed to trading in the last two weeks of June, with Noven’s stock price increasing from $11.65 on June 18, 2009 to $14.57 on July 2, 2009, again with no corresponding increase in the broader markets or peer group.  Throughout both periods, there was also elevated daily trading volumes, including 1.6 million Shares (approximately eight times the Company’s average daily trading volume) traded on June 26, 2009.

The June 26, 2009 close of $14.50 was Noven’s highest since December 2007, and trading volume of over 1.6 million Shares was the Company’s highest volume since March 2008.  While the Company had seen seven trading days with volume over 1.0 million shares since 2004, this was the first time since December 2005, when the FDA advisory panel recommended approval of its Daytrana product, that a day with such volume had seen a Share price gain rather than a loss.  Management’s initial inquiries showed that a significant portion of that day’s trading was tied to the rebalancing of the Russell 2000 and 3000 indices, including a 300,000 block cross trade at the close; however, the annual Russell rebalancing days for the past three years showed that the Company’s highest volume on those days was only 623,000 Shares (in June 2007), leading management to continue to inquire as to additional factors, summarized for the Board at its July 7 meeting, which could have driven the unusual trading activity.  In addition, in the last week of June, several new intraday 52-week highs were reached for the Company, peaking on July 1, 2009 with a new 52-week high of $14.88.  As part of its inquiry into additional factors possibly influencing trading activity, the Company’s management investigated the possibility of an information leak by, among other things, analyzing information received through interactions with institutional investors, sell-side analysts, the Company’s Nasdaq market specialists and its stock surveillance firm, and by monitoring print, internet and social media outlets.  Management did not find evidence of an information leak but could not rule out the possibility of such a leak.

Item 4 of the Statement, under the subsection thereof entitled “Opinion of the Company’s Financial Advisor,” is hereby amended and supplemented by adding the following:

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion.  The Company’s equity value per Share was calculated using the number of fully diluted Shares (calculated according to the treasury stock method), which included a basic share count of 25,028,987 Shares, 1,403,618 Shares subject to outstanding stock options, 2,561,501 Shares subject to outstanding stock appreciation rights, and 50,000 Shares subject to outstanding restricted stock units.

J.P. Morgan reviewed, solely for reference purposes, the price targets for the Shares published by certain equity research analysts during the period from March 5, 2009 to June 23, 2009, which ranged from $9.00 to $16.50 per Share, compared to the closing price per Share of $13.27 on July 10, 2009 and the Offer Price of $16.50 per Share.  The price targets reviewed by J.P. Morgan were published by the following equity research analysts:

●           Caris & Company ($16.50);

●           Deutsche Bank Securities Inc. ($9.00);

●           FTN Equity Capital Markets Corp. (no price target);

●           Jefferies & Company, Inc. ($11.00);

●           Ladenburg Thalmann & Co. Inc. ($16.00);

●           Wasserman & Associates, Inc. ($16.50); and

●           Wedbush PacGrow Life Sciences ($11.00).

With respect to the Selected Public Companies Analysis, the five companies that were deemed most relevant based on their operating and financial characteristics (Endo Pharmaceuticals Holdings, Inc., Forest Laboratories, Inc., King Pharmaceuticals, Inc., Medicis Pharmaceutical Corporation, and Sepracor, Inc.) were characterized by a higher revenue concentration from a more limited number of marketed products, a more limited number of pipeline products in late-stage development, and/or a higher potential for generic competition to key products in the near-term or mid-term than the broader set of specialty pharmaceutical companies that J.P. Morgan considered.

With respect to the Discounted Cash Flow Analysis, J.P. Morgan also performed a DCF analysis by applying discount rates ranging from 15% to 20% to each of the Company’s four segments, and by both including and excluding the potential value associated with future unidentified products in the Transdermals business.  The potential value associated with future unidentified products in the Transdermals business was derived from a long-term forecast prepared by management, which incorporated management’s assumptions regarding the potential expected revenue and expenses from unidentified products, taking into account, among other things, expected research costs for new products, the level of revenues and margins that a product is ultimately expected to achieve, and the expected probability of success of a product).

Item 8.     Additional Information.

Item 8 of the Statement is hereby amended and supplemented by adding the following at the end of the subsection thereof entitled “Regulatory Approvals - Antitrust Laws of the United States”:

The Company filed a Notification and Report Form under the HSR Act on July 29, 2009.  At 11:59 p.m., New York City Time, on Wednesday, August 12, 2009, the waiting period applicable to the Offer and the Merger under the HSR Act expired.  Accordingly, the condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer unless and until any waiting period under the HSR Act applicable to the purchase of Shares shall have expired or been terminated, has been satisfied.

Item 8 of the Statement is hereby further amended and supplemented by adding the following subsection immediately following the subsection thereof entitled “Annual and Quarterly Reports”:

Certain Forward-Looking Information.

The Company does not publicly disclose forecasts of future financial performance, earnings or other results of the Company’s business segments or products prepared by management due to the inherent unpredictability of the underlying probabilities, assumptions, estimates and other business decisions management must make in creating such forecasts and related projections.  Therefore, the Company’s internal forecasts are generally prepared solely for internal use and to assist in management’s budgeting, planning and other business decision-making.  As such, management forecasts are subjective in nature and susceptible to multiple interpretations and require periodic revisions based on actual experience and future business developments. In addition, given the substantial risks and contingencies associated with the Company’s business, the Company does not regularly prepare forecasts representing management’s actual estimates of future performance beyond a one-year annual business planning cycle.

For purposes of evaluating and negotiating the proposed transaction with Hisamitsu, however, the Company created a 10-year forecast, based on non-public financial information about the Company on a stand-alone basis, that was utilized by J.P. Morgan in connection with its valuation and fairness opinion.  These forecasts are not projections or estimates as commonly understood by investors and analysts, as they do not reflect management’s estimates of actual future performance.  Rather, these forecasts were developed by (1) management estimating potential revenue and expense streams associated with each of the Company’s products currently on the market and each of the Company’s products currently under development (a total of approximately 21 products) on a “best case scenario” basis, including associated corporate-level expenses, and then (2) risk-adjusting each product’s “best case scenario” revenue and expense streams by a series of probabilities that reflected management’s best estimates at that time of the likelihood of occurrence or non-occurrence of various contingencies applicable to each such product.  Of the approximately 50 contingencies factored into the risk-adjustment of the “best case scenario” revenue and expense streams, the most important contingencies were those relating to whether (a) the Company can successfully launch its Mesafem product and, if so, whether and when Mesafem will be subject to generic competition, (b) the Company can successfully resolve the peel force issue with respect to its Daytrana product and, if so, whether the Company can successfully generate significant additional revenues with respect to the commercialization of Daytrana, and (c) Vivelle Dot will be subject to generic competition and, if so, when this will occur and, relatedly, whether the Novogyne joint venture will be extended (which may also be dependent upon the successful launch of a next generation estrogen product). In addition, stockholders should note that these forecasts assume (on a risk-adjusted basis) that the Company succeeds in launching approximately 10 entirely new products between the time the forecasts were created and the end of 2015 (as compared to the Company's history of launching only two entirely new products in the preceding 10 years).

Because these forecasts are probability-weighted, they are not estimates of the Company’s actual future performance, which is expected to be substantially different depending on whether and when favorable or unfavorable contingencies actually occur, although they do represent management’s best assessment, under the circumstances, of such probabilities as of the time such forecasts were created.

The forecasts were not prepared with a view to compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The forecasts do not purport to present operations in accordance with U.S. generally accepted accounting principles, and have not been audited or otherwise examined by an independent registered public accounting firm.  The following is a summary of the forecasts that were provided to J.P. Morgan for these purposes.

(amounts in thousands)

	2009E	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E

Total Revenues	$113,033	$90,096	$113,023	$129,477	$196,373	$295,772	$405,426	$456,215	$515,225	$451,105
Gross profit	$63,144	$48,093	$60,324	$74,689	$131,673	$215,250	$312,067	$356,188	$402,767	$329,808
Operating profit	$(10,894)	$(38,991)	$(30,417)	$(56,146)	$1,206	$63,234	$153,033	$192,840	$242,380	$186,339
EBITDA	$50,650	$33,958	$52,703	$15,416	$77,742	$129,742	$191,903	$228,984	$275,623	$217,895
Interest expense, net	(195)	(256)	(314)	(356)	(420)	(575)	(823)	(1,151)	(1,546)	(1,933)
Pretax income	$42,543	$26,763	$44,166	$8,035	$69,583	$121,315	$183,302	$220,288	$266,900	$209,136
Net income	$27,653	$17,396	$28,708	$5,223	$45,229	$78,855	$119,146	$143,187	$173,485	$135,938
Diluted shares (millions)	25.0	25.5	26.0	26.5	27.0	27.5	28.0	28.5	29.0	29.5
Earnings Per Share	$1.11	$0.68	$1.10	$0.20	$1.68	$2.87	$4.26	$5.02	$5.98	$4.61

The forecasts set forth above were not prepared with a view to public disclosure and are not meant to influence your decision whether to tender your Shares in the Offer, but rather are being included in the Statement only because such information was made available to the Board in deciding whether to approve the Offer and Merger and the other transactions contemplated by the Merger Agreement and to J.P. Morgan to assist in its financial analysis of the Company.  In addition, none of the forecasts reflect the potential impact of the Offer and Merger, and this information was not provided to Parent, Holdings or Purchaser.

Accordingly, the inclusion of the forecasts in the Statement should not be regarded as an indication that such forecasts will be predictive of actual future results, and they should not be relied upon as such.  No representation is made by the Company or any other person to any security holder of the Company regarding the ultimate performance of the Company compared to the information contained in the forecasts. Although presented with numerical specificity, the forecasts are not fact and reflect numerous assumptions, probability-weightings and estimates regarding products under development and future events that management believed were reasonable at the time the forecasts were prepared.  The forecasts also reflect management’s assumptions regarding general business, economic, regulatory, market and financial conditions, as well as assumptions and probability-weighting of factors specific to the Company’s business and operations, all of which are difficult to predict and many of which are beyond the control of the Company and management.  In addition, because the forecasts presented cover a very long period of time, such information by its nature becomes less reliable with each successive year, particularly in this case, where a significant percentage of the performance reported in periods after 2013 is attributable to products which have not yet been approved or launched.

The forecasts do not take into account any circumstances or events occurring after the date that they were prepared and, accordingly, do not give effect to the Offer or the Merger or the other transactions contemplated by the Merger Agreement or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer and the Merger or the other transactions contemplated by the Merger Agreement.  Further, the forecasts do not take into account the effect of any failure to occur of the Offer or the Merger or the other transactions contemplated by the Merger Agreement and should not be viewed as accurate or continuing in that context. Accordingly, there can be no assurance that the forecasts will be realized or that the probability-weighting or assumptions on which they are based will prove to be correct.

The stockholders of the Company, in reviewing these forecasts in the context of the Offer, also must take into account that the risk-adjustment process described above means that these forecasts substantially understate the risks associated with the Company.  As discussed elsewhere in this Statement, the Board approved the Offer and the Merger in part because of the near-term risks to the Company.  By risk-adjusting for contingencies, these forecasts present a hypothetical averaged outcome between two extremes, only one of which will occur, and thus are expected to understate volatility.  For example, either the Company will launch Mesafem in 2012 or it will not.  If it is successful in launching Mesafem in 2012, the Company’s performance in 2012 will be substantially worse than as set forth in these forecasts (primarily because of rollout and upfront marketing expenses) but its performance in 2013 through 2018 will be substantially better; if it is unsuccessful in launching Mesafem in 2012, the opposite will apply (in all cases, assuming all other factors are unchanged).

The Company does not intend to update or otherwise revise the forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the forecasts are shown to be in error. The forecasts are forward-looking statements. These statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, as discussed below under the heading “Cautionary Note Regarding Forward-Looking Statements,” should be read together with the historical financial statements of the Company, including those contained in its Quarterly Report on
Form 10-Q for the quarterly period ended June 30, 2009, filed with the SEC on August 6, 2009.

In light of the foregoing factors and the uncertainties inherent in the forecasts, stockholders of the Company are cautioned not to place undue reliance on the forecasts included in the Statement.

Item 8 of the Statement is hereby further amended and supplemented by adding the following at the end of the subsection thereof entitled “Certain Legal Proceedings”:

While the Company believes that each of the aforementioned complaints is entirely without merit and that it and the other defendants named therein (collectively with the Company, the “Defendants”) have valid defenses to all claims, in an effort to minimize the cost and expense of any litigation relating to such complaints, on August 13, 2009, the Defendants entered into a memorandum of understanding (the “MOU”) with the parties to such purported class action complaints (collectively, the “Plaintiffs”), pursuant to which the Defendants and the Plaintiffs agreed to settle the stockholder complaints.  Subject to court approval and further definitive documentation, the MOU resolves the allegations by the Plaintiffs against the Defendants in connection with the Offer and the Merger and the other transactions contemplated by the Merger Agreement, and provides a release and settlement by the purported class of the Company’s stockholders of all claims against the Defendants in connection with the Offer and the Merger and the other transactions contemplated by the Merger Agreement.  In exchange for such release and settlement, pursuant to the terms of the MOU, the parties agreed, after arm’s length discussions between and among the Defendants and the Plaintiffs, that the Company would provide additional supplemental disclosures to its Statement (such disclosures, among others, being set forth in this Amendment). The Plaintiffs intend to petition the court for an award of attorneys’ fees and reimbursement of expenses to Plaintiffs’ counsel.  Any award to Plaintiffs’ counsel for fees and expenses shall be determined by the court, or by agreement among Defendants and Plaintiffs (subject to approval of the court).  Defendants have reserved the right to oppose the amount of any such petition, unless an agreement is subsequently reached on the amount that Plaintiffs’ counsel may seek in a fee petition.  In the event that the settlement is not approved and such conditions are not satisfied, the Defendants will continue to vigorously defend these actions.  This summary of the MOU does not purport to be complete and is qualified in its entirety by reference to the MOU which is filed as an exhibit to the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOVEN PHARMACEUTICALS, INC.

By:	/s/ Jeffrey Eisenberg
Name: Jeffrey Eisenberg
Title: Executive Vice President

Dated: August 13, 2009